UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal years ended December 31, 2005 and 2004
Commission File Number: 1-1927
THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
(Full title of the Plan)
THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)
1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) for the fiscal years ended December 31, 2005 and 2004, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
EXHIBITS.
     EXHIBIT 23.1. Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
THE GOODYEAR TIRE & RUBBER COMPANY,

Plan Administrator of THE GOODYEAR TIRE &
RUBBER COMPANY EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

Dated: June 28, 2006	By:	/s/ Darren Wells

Darren Wells, Senior Vice President Business Development and Treasurer

2

ANNEX A
TO
Form 11-K
THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
* * * * *
FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

The Goodyear Tire &
Rubber Company
Employee Savings Plan
For Bargaining Unit Employees
Financial Statements
December 31, 2005 and 2004

The Goodyear Tire & Rubber Company
Employee Savings Plan For Bargaining Unit Employees
Index To Financial Statements
December 31, 2005 and 2004

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-16

Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
EX-23.1 Consent of Bober, Markey, Feborovich & Company

Note:	Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The Goodyear Tire & Rubber Company Employee Savings Plan for
Bargaining Unit Employees
Akron, Ohio
We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 referred to as “supplemental information”, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Bober, Markey, Fedorovich, & Company
BOBER, MARKEY, FEDOROVICH, & COMPANY
June 9, 2006

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
Statements of Net Assets Available for Benefits

(Dollars in Thousands)	December 31,	December 31,
	2005	2004

Plan’s Interest in Commingled Trust at fair value	$757,136	$726,118

Participant Loans	47,983	44,871

Net Assets Available for Benefits	$805,119	$770,989

Statements of Changes in Net Assets Available for Benefits

(Dollars in Thousands)	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Contributions:
Employer Contributions	$—	$—
Employee Contributions	43,846	43,661

Total Additions	43,846	43,661

Deductions:
Benefits Paid to Participants or Their Beneficiaries	(60,800)	(48,560)
Administrative Expenses	(685)	(643)
Net Transfers Out	(198)	(65)

Interest From Participant Loans	2,489	2,002

Investment Gain from Plan’s Interest in Master Trust	49,478	102,166

Increase in Assets Available for Benefits During the Year	34,130	98,561

Net Assets Available for Benefits at Beginning of the Year	770,989	672,428

Net Assets Available for Benefits at End of Year	$805,119	$770,989

The accompanying notes are an integral part of these statements.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement, effective as of November 1, 1995.

Plan Year

The Plan Year is a Calendar year.

Trust Assets

Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the “Company”) maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by the Trustee. The Company sponsored two savings plans at December 31, 2005 and 2004, respectively, that participated in the Commingled Trust . The Plan’s undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

On August 1, 2005, JP Morgan Retirement Plan Services, LLC became the recordkeeper, replacing Hewitt Associates. There were changes to the investment funds offered by the Plan (See Note 2).

Asset Valuation

The majority of the assets of the Plan are valued at fair market value. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value (See Note 8). Investments in the Bond Fund, Target Retirement Income Fund, Target Retirement 2005 Fund, Target Retirement 2015 Fund, Target Retirement 2025 Fund, Target Retirement 2035 Fund, Target Retirement 2045 Fund, S&P 500 Index Stock Equity Fund, Large Capitalization Growth Fund, Large Capitalization Value Fund, Small Capitalization Growth Fund, Small Capitalization Value Fund, International Equity Fund, and Self-Directed Account are valued based on units of participation in commingled funds or mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
received and benefits paid by each participating plan on a daily basis.
Income Recognition
Employer and employee contributions are recognized in Plan assets on the accrual basis of accounting.
Dividend income is recorded on the ex-dividend date.
Interest income is recorded as earned.
Appreciation or depreciation on Goodyear common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.
Concentration of Credit Risk
The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity (See Note 8).
The Goodyear Stock Fund invests primarily in the Common Stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.
Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
2.	GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

Inception

The Plan is a defined contribution plan, which became effective July 1, 1984.

Eligibility

All employees who are members of a bargaining unit, which had adopted the Plan, are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. At December 31, 2005 and 2004, approximately 15,200 employees (16,500 in 2004) of the Company were eligible with approximately 9,000 employees (11,300 in 2004) participating in the Plan.

Vesting

Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed three years of continuous service with the Company.

Contributions

Eligible employees may elect to contribute any whole percent from 1% to 50% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year subject to certain limitations under the Internal Revenue Code. Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time. The change will become effective as soon as administratively possible after participant makes it. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Employees may suspend their contributions at any time effective immediately.

The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
The Board of Directors of the Company determines the matching percent used as the employer contributions for each year. For both 2005 and 2004, Employer Matching Contributions were suspended. Any participant who has a vested interest in the Goodyear Stock Fund attributable to Matching Employer Contributions (or a Beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.
Investments
On August 1, 2005, concurrent with the change in recordkeeper to JP Morgan Retirement Plan Services, LLC a series of new investment alternatives were introduced. As of December 31, 2005, the investment options available are as follows:
•	Stable Value Fund — Employee contributions are invested in various investment contracts that provide for rates of return for particular periods of time. The investment contracts are backed by high quality fixed income securities that may be held directly or through units of a commingled fund. The Investment Contracts and the Short-Term Investments Fund are the current investments related to this fund.

•	Bond Fund — Employee contributions are invested in fixed income securities and other debt instruments of domestic and foreign entities, including corporate bonds, securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, mortgage-backed securities and money market instruments. The fund may invest up to 20% of its total assets in non-U.S. dollar-denominated securities. The fund became available on August 1, 2005.

•	Target Retirement Income Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors currently in retirement. The fund became available on August 1, 2005.

•	Target Retirement 2005 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2005, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

•	Target Retirement 2015 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2015, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
•	Target Retirement 2025 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2025, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

•	Target Retirement 2035 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2035, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

•	Target Retirement 2045 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2045, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

•	S&P 500 Index Stock Equity Fund — Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks, which provide a return similar to the Standard and Poor’s Composite Index of 500 stocks plus reinvested dividends.

•	Large Capitalization Growth Fund — Employee contributions are invested in a mutual fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation.

•	Large Capitalization Value Fund — Employee contributions are invested in a diversified portfolio of 70-110 U.S. large-cap companies. These companies are identified as undervalued relative to their estimated worth. The fund became available on August 1, 2005.

•	Small Capitalization Growth Fund — Employee contributions are invested in a diversified portfolio of common stocks of small-cap U.S. growth companies that are expected to provide long-term capital growth.

•	Small Capitalization Value Fund — Employee contributions are invested in equity securities of companies with market capitalization of up to $3 billion, which the manager believes are undervalued. Most of the assets are invested securities on U.S. companies, but may also invest any portion of its assets in foreign securities. The fund became available on August 1, 2005.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
•	International Equity Fund — Employee contributions are invested in equities consistent with the Morgan Stanley Capital International Index of Europe, Australia and Far East (MSCI EAFE Index).

•	Goodyear Stock Fund — Employer and employee contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 2005 the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $11.24 to $18.57 ($7.06 to $15.01 during 2004.) The closing price per share of Goodyear common stock on The New York Stock Exchange was $17.38 at December 30, 2005 ($14.66 at December 31, 2004). The common stock of The Goodyear Tire & Rubber Company and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions was converted to an employee stock ownership plan (ESOP).

•	Loan Investment Fund — Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1% at the date the loan is extended to the participant. The Promissory Notes are the current investments related to this fund.

•	Self-Directed Account — Employee contributions are invested in the mutual fund(s) of the participant’s choice through the establishment of a brokerage account for the participant administered by Charles Schwab.

•	Conservative Asset Allocation Fund — Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The assets transferred to the Target Retirement 2005 Fund on August 1, 2005.

•	Moderate Asset Allocation Fund — Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The assets transferred to the Target Retirement 2025 Fund on August 1, 2005.

•	Aggressive Asset Allocation Fund — Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The assets transferred to the Target Retirement 2045 Fund on August 1, 2005.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
•	International Stock Equity Fund — Employee contributions are invested in a mutual fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth. Effective October 1, 2004, participants who both buy and sell units of the fund within a 30day period incur a redemption fee equal to 2% of the trade amount. The assets transferred to the International Equity Fund on August 1, 2005.

•	Small Capitalization Stock Equity Fund — Employee contributions are invested in a mutual fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth. The assets transferred to the Small Cap Growth Fund on August 1, 2005.
Participant Accounts
A variety of funds, as describe earlier, have been established for each participant in the Plan. All accounts are valued daily by the Trustee.
Interest and dividends (in non Goodyear Stocks) are automatically reinvested in each participant’s respective accounts and are reflected in the unit value of the fund which affects the value of the participants’ accounts.
Under the ESOP, participants may elect to receive in cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the years ended December 31, 2005 and 2004 there were no dividends paid on the Goodyear stock held.
Plan Withdrawals and Distributions
Participants may withdraw vested amounts from their accounts if they:
•	Attain the age of 59 1/2, or
•	Qualify for a financial hardship.
The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.
Participant vested amounts are payable upon retirement, death or other termination of employment.
All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
are forfeited and applied to reduce future contributions by the Company. For the December 31, 2005 and 2004 Plan years, the Plan had forfeiture credits in the amounts of $46,014 and $12,934, respectively.
Participant Loans
Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application based on prime plus one (8.25% and 6.25% at December 31, 2005 and 2004, respectively).
Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.
Rollovers
Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.
Expenses
Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds, and recordkeeping services are paid from such Funds which reduces the investment return reported and credited to participant accounts.
The JPMorgan Personal Asset Manager Program was made available to participants as of August 1, 2005. This program provides personalized portfolio management for participants who wish to delegate investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expenses reduce the investment return reported and credited to participant accounts.
Termination Provisions
The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
3.	RELATED PARTY TRANSACTIONS:

The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund. They also replaced State Street Global Advisors as the Investment Manager for the Conservative, Moderate, and Aggressive Asset Allocation Funds effective January 1, 2005. The percentages invested in each asset class remained the same as disclosed in these Financial Statements.

The recordkeeper (JP Morgan Retirement Plan Services, LLC) serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.

On August 1, 2005, the Conservative, Moderate, and Aggressive, Asset Allocation Funds were transferred to the Vanguard Target Retirement 2005, Vanguard Target Retirement 2025, and Vanguard Target Retirement 2045 Funds, respectfully. These transitions coincided with the August 1, 2005 recordkeeper conversion from Hewitt Associates to JP Morgan Retirement Plan Services, LLC.

The Goodyear Stock Fund is designed primarily for investment in common stock of the Company.

4.	TAX STATUS OF PLAN:

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	LITIGATION:

In October 2003, the Company announced that it would restate its financial results for the years ended 1998-2002 and for the first and second quarters of 2003. Following the announcement, a purported class action lawsuit was filed against the Company in the United States District Court for the Northern District of Ohio on behalf of purchasers of Goodyear common stock alleging violations of federal securities laws. After that date, a total of 20 of these purported class actions were filed against the Company in that court. These lawsuits name as defendants several of Goodyear’s present or former officers and directors, including Goodyear’s current chief executive officer, Robert J. Keegan, Goodyear’s current chief financial officer, Richard J. Kramer, and Goodyear’s former chief financial officer, Robert W. Tieken, and allege, among other things, that Goodyear and the other named defendants violated federal securities laws by artificially inflating and maintaining the market price of

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
Goodyear’s securities. Five derivative lawsuits were also filed by purported shareholders on behalf of Goodyear in the United States District Court for the Northern District of Ohio and two similar derivative lawsuits originally filed in the Court of Common Pleas for Summit County, Ohio were removed to federal court. The derivative actions are against present and former directors, Goodyear’s present and former chief executive officers and Goodyear’s former chief financial officer and allege, among other things, breach of fiduciary duty and corporate waste arising out of the same events and circumstances upon which the securities class actions are based. The plaintiffs in the federal derivative actions also allege violations of Section 304 of the Sarbanes-Oxley Act of 2002, by certain of the named defendants. Finally, at least 11 lawsuits have been filed in the United States District Court for the Northern District of Ohio against Goodyear, The Northern Trust Company, and current and/or former officers of Goodyear asserting breach of fiduciary claims under the Employee Retirement Income Security Act (ERISA) on behalf of a putative class of participants in Goodyear’s Employee Savings Plan for Bargaining Unit Employees and Goodyear’s Savings Plan for Salaried Employees. The plaintiffs’ claims in these actions arise out of the same events and circumstances upon which the securities class actions and derivative actions are based. All of these actions have been consolidated into three separate actions before the Honorable Judge John Adams in the United States District Court for the Northern District of Ohio. On June 28 and July 16, 2004, amended complaints were filed in each of the three consolidated actions. The amended complaint in the purported ERISA class action added certain current and former directors and associates of Goodyear as additional defendants and the Northern Trust Company was subsequently dismissed without prejudice from this action. On November 15, 2004, the defendants filed motions to dismiss all three consolidated cases and the Court is considering these motions. On March 20, 2006, the Court granted Goodyear’s motion to dismiss the purported securities class action. The Court has yet to rule on the motions to dismiss the two remaining actions. While Goodyear believes these claims are without merit and intends to vigorously defend them, it is unable to predict their outcome.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and December 31, 2004 to the Form 5500:

(Dollars in Thousands)	December 31,	December 31,
	2005	2004

Net Assets Available for Benefits per the Financial Statements	$805,119	$770,989

Amounts Allocated to Withdrawing Participants	(1)	—

Net Assets Available for Benefits per the Form 5500	$805,118	$770,989

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2005 and December 31, 2004 to the Form 5500:

(Dollars in Thousands)	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Benefits Paid to Participants per the Financial Statements	$60,800	$48,560

Add: Amounts Allocated to Withdrawing Participants	1	—

Less: Amounts Allocated to Withdrawing Participants at December 31, 2004 and December 31, 2003	—	(514)

Benefits Paid to Participants per the Form 5500	$60,801	$48,046

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

7.	FINANCIAL DATA OF THE COMMINGLED TRUST:

All of the Plan’s investments except for the participant loans are in the Commingled Trust, which was established for the investment of assets of the Plan. Each Participating plan has an undivided interest in the Commingled Trust. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Commingled Trust was approximately 36.8% and 36.6% respectively. The Commingled Trust assets are held by the Trustee.

The financial data of the Commingled Trust is as follows:
Statements of Net Assets Available for Benefits of the Commingled Trust

(Dollars in Thousands)			December 31,	December 31,
			2005	2004

Common Collective Trusts
U S Active Large Capitalization Value Fund			$15,265	$—
Daily S & P 500 Equity Index Fund	*	*	419,274	414,398
EAFE Plus Fund			76,264	—
State Street Income and Growth Fund			—	24,605
State Street Moderate Asset Allocation Fund			—	63,919
State Street Life Solutions Aggressive Fund			—	36,385

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004

(Dollars in Thousands)			December 31,	December 31,
			2005	2004

Short-Term Investments			$28,930	$41,402

Mutual Funds
Western Asset Core Plus Bond Fund			5,193	—
Vanguard Target Retirement Income Fund			915
Vanguard Target Retirement 2005 Fund			27,448
Vanguard Target Retirement 2015 Fund			6,492	—
Vanguard Target Retirement 2025 Fund			68,540	—
Vanguard Target Retirement 2035 Fund			2,884	—
Vanguard Target Retirement 2045 Fund			39,381	—
American Century Ultra Institutional Class Fund	*		77,133	83,271
Artisan Small Capitalization Growth Fund	*	*	119,269	—
RS Partners Small Capitalization Value Fund			9,908	—
Franklin Strategic Series Small Cap Fund II	*	*	—	148,799
Templeton Foreign Fund			—	51,917

Charles Schwab Self Directed Account			22,204	18,752
Common Stock of The Goodyear Tire & Rubber Company	*	*	294,533	306,052
Investment Contracts (See Note 8)	*	*	839,204	793,157

Total Investments			2,052,837	1,982,657

Receivables:
Accrued Interest and Dividends			3,343	—

Total Assets Available for Benefits			2,056,180	1,982,657

Liabilities:
Administrative Expenses Payable			548	360

Total Liabilities			548	360

Net Assets Available for Benefits			$2,055,632	$1,982,297

*	American Century Ultra Fund was converted from the retail class of mutual fund shares to the institutional class on August 1, 2005. This change reduced the investment fee paid by the participants invested in the fund.

**	Individual investment represents 5% or more of the Net Assets Available for Benefits.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2005 and 2004
COMMINGLED TRUST INVESTMENT INCOME:
Investment income for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Net Appreciation in Fair Value of Investments:
Common Collective Trust	$27,408	$51,655
Mutual Funds	14,885	29,547
Common Stock	51,958	145,630
Self Directed Funds — Mutual Funds	1,792	1,875

	96,043	228,707

Interest	38,292	35,389

Investment Gain from Plan’s Interest in Master Trust	134,335	264,096
Administrative Expenses	(1,706)	(1,898)

Total Income	$132,629	$262,198

8.	INVESTMENT CONTRACTS:

The Commingled Trust holds fully benefit-responsive investment contracts, which are presented at contract value in the Statement of Net Assets Available for Benefits as previously stated in Note 1. The fair values of the contracts at December 31, 2005 and December 31, 2004 were approximately $849,741,018 and $810,618,145, respectively. The average effective yield and the average crediting interest rate associated with the contracts were approximately 4.72% and 4.73% at December 31, 2005 and December 31, 2004, respectively. The Commingled Trust holds one guarantee investment contract (GIC), the other investments are contracts that are backed by high quality fixed income securities that may be held directly or through units of a commingled fund.

Schedule I
The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2005
Employer Identification Number: 34-0253240, Plan Number: 006

(c) Description of investment
(a)	(b) Identity of issue, borrower	Including maturity date, rate of interest,
	lessor or similar party	collateral par, or maturity value	(d) Cost	(e) Current Value

	Participant Loans	5.0% - 10.5%	$—	$ 47,983,144

Note:	This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for reporting and disclosure requirements under the Employee Retirement Income Security Act of 1974.